1975 Waddle Road State College, PA 16803 Ph: 814.278.7267 Fax: 814.278.7286 www.rexenergy.com

April 27, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Rex Energy Corporation Registration Statement on Form S-1.

Dear Sir or Madam:

Rex Energy Corporation today filed with the Securities and Exchange Commission a Registration Statement on Form S-1 for its initial public offering of common stock. Please be aware that before filing the Registration Statement we communicated by telephone and written correspondence with Ms. Leslie A. Overton, Associate Chief Accountant, Office of the Chief Accountant, Division of Corporation Finance, seeking the accounting staff’s comment or concurrence on our proposed financial statement presentation. Based on our description thereof, the accounting staff indicated they would not object to this presentation. If you would like copies of the written correspondence, we would be happy to provide it to you.

If the Staff has any questions regarding the above or requires any additional information, please feel free to contact our outside legal counsel, Charles L. Strauss (713/651-5535) at Fulbright & Jaworski L.L.P.

Very truly yours,

/s/ BENJAMIN W. HULBURT
Benjamin W. Hulburt Chief Executive Officer